Mail Stop 6010

June 14, 2006

Mr. Thomas J. Mazza
Senior Vice President and Chief Financial Officer
Greatbatch, Inc.
9645 Wehrle Drive
Clarence, New York 14031

> **RE:** **Greatbatch, Inc.**
> **Form 10-K for the year ended December 30, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No. 1-16137**

Dear Mr. Mazza:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2005

Note 1. Description of Business, page 54

1.   We note that although your fiscal years end on the Friday nearest to December 31, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2005, 2004 and 2003 for clarity of presentation. Please clearly explain the adjustments you made in order to present the information as of December 31st of each year and tell us why you believe such presentation is appropriate.

Note 2. Restatements, page 54

2.   We note your disclosure that management discovered an "error related to the 2004 provision for income taxes." Describe to us the nature of the error and the correction in sufficient detail. Please comply with the guidance set forth in paragraph 26 of SFAS 154 for any future restatements.

Note 17. Business Segment Information, page 81

3.   Given the significance of your foreign country revenues, please revise future filings to disclose the name of the country and the amount of revenue from the country or tell us why this disclosure is not necessary. Refer to paragraph 38(a) of FAS 131.

Form 10-Q for the quarter ended March 31, 2006

4.   We note your statement that "our controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief